SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of October, 2005
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F x	Form 40-F
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No x

CONSOLIDATED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2005
THE MAKITA GROUP
MANAGEMENT POLICIES
OPERATING RESULTS AND FINANCIAL POSITION
CONDENSED CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
SIGNIFICANT ACCOUNTING POLICIES
OPERATING SEGMENT INFORMATION
MARKETABLE SECURITIES AND INVESTMENT SECURITIES
DERIVATIVES TRANSACTIONS
NET SALES BY PRODUCT CATEGORIES
OVERSEAS SALES BY PRODUCT CATEGORIES
EARNINGS PER SHARE
SUPPORT DOCUMENTATION (CONSOLIDATION)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)
By:	/s/ Masahiko Goto
(Signature)
Masahiko Goto President

Date: October 28, 2005

Makita Corporation
Consolidated Financial Results
for the six months
ended September 30, 2005
(U.S. GAAP Financial Information)
(English translation of “KESSAN TANSHIN”
originally issued in Japanese language)

CONSOLIDATED FINANCIAL RESULTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2005
October 28, 2005
Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/

Masahiko Goto, President
Date of Board Meeting: October 28, 2005
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States.)
1.	Results of the six months ended September 30, 2005 (From April 1, 2005 to September 30, 2005)

(1) CONSOLIDATED FINANCIAL RESULTS
	Yen (million)
	For the six months ended		For the six months ended		For the year ended
	September 30, 2004		September 30, 2005		March 31, 2005
		%		%		%
Net sales	97,430	6.2	106,649	9.5	194,737	5.8
Operating income	19,464	110.5	25,897	33.1	31,398	113.6
Income before income taxes	20,238	104.5	26,504	31.0	32,618	101.7
Net income	12,953	160.0	25,807	99.2	22,136	187.8

	Yen
Net income per share:
Basic	90.03		179.52		153.89
Diluted	86.97		—		148.76

Notes:	1.	Equity in net earnings of affiliated companies (including non-consolidated subsidiaries): Not applicable
	2.	Average number of shares outstanding:

		Six months ended September 30, 2005:	143,757,513
		Six months ended September 30, 2004:	143,874,488
		Year ended March 31, 2005:	143,844,383

	3.	Change in accounting policies: None
	4.	The table above shows the change in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the corresponding period of the previous year.

(2) CONSOLIDATED FINANCIAL POSITION
	Yen (million)
	As of	As of	As of
	September 30, 2004	September 30, 2005	March 31, 2005
Total assets	291,842	298,978	289,904
Shareholders’ equity	211,721	245,579	219,640
Shareholders’ equity ratio to total assets (%)	72.5%	82.1%	75.8%

	Yen
Shareholders’ equity per share	1,471.81	1,708.67	1,527.64

Note:	Number of shares outstanding:
	As of September 30, 2005:	143,725,251
	As of September 30, 2004:	143,850,904
	As of March 31, 2005:	143,777,607

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(3) CONSOLIDATED CASH FLOWS
	Yen (million)
	For the six months ended	For the six months ended	For the year ended
	September 30, 2004	September 30, 2005	March 31, 2005
Net cash provided by operating activities	9,090	9,349	16,842
Net cash provided by (used) in investing activities	(6,437)	6,176	154
Net cash used in financing activities	(2,211)	(14,540)	(16,177)
Cash and cash equivalents, end of period	25,528	26,293	25,384

(4)	SCOPE OF CONSOLIDATION AND EQUITY METHOD

Consolidated subsidiaries: 45 subsidiaries

Non-consolidated subsidiaries accounted for under the equity method: None

Affiliated companies accounted for under the equity method: None

(5)	CHANGE IN SCOPE OF CONSOLIDATION AND EQUITY METHOD

Consolidation (Newly included): 2 Consolidation (Excluded): 1 Equity method: None

2. Consolidated forecast for the year ending March 31, 2006 (From April 1, 2005 to March 31, 2006)
Yen (million)
For the year ending
March 31, 2006
Net sales	214,000
Income before income taxes	42,000
Net income	36,500

Yen
Net income per share	253.96

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

THE MAKITA GROUP
     The Makita Group is comprised of 46 companies (Makita Corporation and 45 consolidated subsidiaries.) The Makita Group mainly manufactures and sells electric power tools.
     The Makita Group is outlined as follows:

Customers
Overseas sales subsidiaries: 32
Makita U.S.A. Inc.
Makita (U.K.) Ltd.
Makita France SAS
Makita Benelux B.V. (The Netherlands)
S.A. Makita N.V. (Belgium)
Makita S.p.A. (Italy)
Makita Werkzeug GmbH (Germany)
Makita Werkzeug Gesellschaft m.b.H. (Austria)
Makita Sp. z o.o. (Poland)
Makita, S.A. (Spain)
Makita Oy (Finland)
Makita (Australia) Pty. Ltd.
Makita Gulf FZE (U.A.E.)
Other overseas sales subsidiaries: 19
Domestic
Makita Corporation
Manufacturing subsidiary
Makita Ichinomiya Corporation
(Manufacture of woodworking machines)
Other subsidiaries: 2
Overseas sales and manufacturing subsidiaries: 4
Makita Canada Inc.
Dolmar GmbH (Germany)
(Manufacture and sales of garden tools)
Makita (China) Co., Ltd.
Makita do Brasil Ferramentas Eletricas Ltda.
Overseas manufacturing subsidiaries: 4
Makita Corporation of America
Makita Manufacturing Europe Ltd. (U.K.)
Makita (Kunshan) Co., Ltd. (China)
Makita EU S.R.L. (Romania)
Commencement of production: Spring 2007 (Scheduled)
Other overseas subsidiaries: 2
Makita International Europe Ltd. (U.K.)
(Coordination of our overall operations in Europe)
Euro Makita Corporation B.V. (The Netherlands)
(Financing subsidiary in Europe)
Supply finished goods
Supply parts

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

MANAGEMENT POLICIES
1.	Basic Policies

Makita has set itself the goal of consolidating a strong position in the global power tool industry as a global supplier of a comprehensive range of power tools that assist people in creating homes and living environments. To do this, the Company is emphasizing such strategic management concepts as giving top priority to “Management to take good care of our customers,” “Proactive, sound management and symbiosis with society,” and “Emphasis on a trustworthy and reliable corporate culture as well as management to draw out the capabilities of each employee.” The Company aims to generate solid profitability so that it can promote its sustained corporate development and meet the needs of its shareholders, customers, and employees as well as regional societies.

2.	Basic Policy Regarding Profit Distribution

Makita’s basic policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments. In addition, Makita aims to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit. Makita continues to consider repurchases of its outstanding shares in light of trends in stock prices. The Company intends to retire treasury stock when necessary based on consideration of the balance of treasury stock and its capital policy.

Makita intends to maintain a financial position strong enough to withstand the challenges associated with changes in its operating environment and other changes and allocate funds for strategic investments aimed at expanding its global operations.

3.	Policy Regarding Reducing the Basic Trading Unit of Shares

To expand the number of individual investors holding Makita shares and increase share liquidity, Makita has reduced the size of its stock trading unit from 1,000 to 100, effective October 3, 2005, based on a decision made by the Board of Directors on July 26, 2005.

4.	Target Management Indicators

The Makita Group believes that attaining sustained growth and maintaining high profitability are the ways to increase corporate value. The Group’s specific numerical target is to maintain a stable ratio of operating income to net sales on a consolidated basis of 10% or more.

5.	Medium-to-Long-Term Management Strategy and Issues to Be Addressed

Makita furthers its basic strategy of concentrating corporate assets in Makita’s core business, which is principally power tools for professional use, by working to increase its sales and profitability in this business based on the solid foundation of Makita strong “high quality” brand and extensive domestic and overseas marketing and service networks.

In the future, the Company intends to further strengthen its subsidiaries in all overseas markets and will work to expand production overseas, in China and other countries, to substantially enhance its cost competitiveness. Also, by increasing its capabilities for developing new products that satisfy professional users and maintaining its brand image, Makita is striving to be what it refers to as a “Strong Company”, or, in other words, a company that can earn and maintain worldwide market leadership in markets for professional-use power tools. In this way, Makita is striving to be such a “Strong Company” and achieve improved performance.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

6.	Basic Policies Regarding Corporate Governance and Implementation of Related Measures

Basic Policies Regarding Corporate Governance

Makita believes that bolstering its supervision of management is a crucial means of enhancing management transparency. It has strengthened the functions of the Board of Directors and the Board of Auditors and is working to enhance its corporate governance system further. In view of the need to ensure that corporate governance systems function effectively, the Company is endeavoring to proactively and promptly disclose information in a manner that promotes proper and transparent operations. The Company is also working to use the Internet to disclose financial information and otherwise undertake a broad range of information disclosure initiatives.

Implementation of Related Measures
(1)	Current Management Administration Systems for Management Decision Making, Policy Execution, Supervision, and Other Aspects of Corporate Governance
1.	Makeup of Governance Units in the Company

•	Makita employs a board-of-auditors system. The Company’s Board of Auditors comprises four members, of which two are outside auditors and not from the Company. The two full-time auditors facilitate capabilities for continuous monitoring of the directors’ performance of their duties.

•	The Board of Directors makes decisions on the Company’s basic policies and statutory issues as well as other important management issues. The Company has 13 directors. One of these was elected by the General Meeting of Shareholders held on June 29, 2005, and is an outside, part-time director who is not from the Company.

•	Makita’s consolidated financial statements and non-consolidated financial statements are subject to audit by independent auditors. The Company engages KPMG AZSA & Co. (a member firm of KPMG International, a Swiss cooperative that provides no professional services to clients) to act as its independent public accountants. There are no noteworthy interest as defined by provisions of the Certified Public Accountant Law in Japan with respect to the relationships among the Company, KPMG AZSA & Co., and engagement partners.

•	The Company’s legal advisor performs a management control function with regard to legal issues by confirming the Company’s legal compliance whenever the Company requires legal opinions and judgments.
2.	Progress toward Improvements in Internal Control Systems

•	An Internal Audit Department was established as a means of strengthening a system for performing internal audits whenever necessary.

•	As its shares are listed on NASDAQ, in accordance with U.S. Public Company Accounting Reform and Investor Protection Act (Sarbanes-Oxley Act), the Company is taking the following active initiatives to improve its corporate governance.
1.	The Company has formed a Disclosure Committee comprising representatives from each of its principal departments with the objective of substantially increasing the accuracy and reliability of information disclosed through the clarification of procedures and other matters related to disclosure.

2.	To strengthen the auditing functions of the auditing firm, the Board of Auditors has established its “Policy and Procedures Regarding Prior Approval of Matters to Be Audited and Those Excluded from Auditing.” The prior approval of the Company’s Board of Auditors is required when contracting for the services of the auditing firm according to legally specified contracts.
•	The Company issues its Business Ethics Guidelines to provide guidance for actions of management and staff, clarify activities that are ethical, forbid conflicts of interest, ensure compliance with relevant laws and regulations, and provide guidelines for disclosure.

•	The Company took initiatives to promote the awareness of legal compliance by holding a study meeting for newly elected directors in which the Company’s legal counsel acted as instructor.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

•	As measures to ensure strict adherence to corporate ethical and compliance standards, the Company has prepared rules related to internal notifications and set up a consultation facility (the “Help Line”) with the aim of creating systems in which opinions and information from within the Company will be communicated to the proper persons. In addition, the Company has also provided a facility for receiving and responding to inquiries regarding accounting, internal controls, and auditing matters via its Web site.

3.	Current State of Internal Auditing and Auditing by the Statutory Auditors

The Internal Auditing Office, which is responsible for internal audits, has six staff members.

The Board of Auditors comprises two corporate auditors and two external auditors, acting according to the policies established by the Board of Auditors and with their own areas of responsibility, attend meetings of the Board of Directors and other important meetings. In addition, these auditors listen to reports from directors and others regarding business matters, examine documents related to important decisions, inspect the business activities and condition of assets belong to the Company’s Head Office and principal places of business, request reports from subsidiaries, and visit major subsidiaries as necessary and inspect their business activities and assets. In addition, the auditors share information within the Company by receiving periodic reports from the accounting auditor, reports on the condition of the Company, and other related documents.
4.	Current State of the External Accounting Audit
1.	The names of certified public accountants conducting the audits and the name of the firms they belong to: Tetsuzo Hamashima (Azsa & Co.), Hideo Okano (Azsa & Co.)

2.	Persons assisting in the conduct of the audits: Certified public accountants: 2; Certified public accountants with U.S. CPA qualifications: 2; Junior accountants: 3; Other personnel: 1
5.	Progress toward Improvements in Risk Management Systems

•	Policies related to ethics, ethical guidelines, and rules related to internal reporting have been prepared and activities are under way to promote and secure compliance and adherence to ethical codes.

•	Cash management guidelines and guidelines for management of risks, including foreign exchange risk, have been prepared, and the Company is managing its funds safely and avoiding foreign exchange and other risks.

•	In the event that a major problem occurs related to the Company’s products or handling of products, a system has been established under which the Important Claims Investigation Committee investigates the reasons, considers policies, discusses ways of informing and reporting to related parties, and achieves a rapid solution of the problem.

•	To prevent disasters, the Company has also established regulations for dealing with fires and other disasters and related disaster management systems. In addition, the Company has formed in-house fire brigades, maintains and supervises disaster-prevention equipment, and conducts drills in preparation for disasters.
(2)	Overview of the Company’s Human and Capital Relationships with Outside Directors and Outside Auditors as well as Transactional Relationships and Other Relationships of Material Interest

At the General Meeting of Shareholders held on June 29, 2005, Motohiko Yokoyama was elected to the post of external director. Mr. Yokoyama is President and Representative Director of Toyoda Machine Works Ltd., with which Makita has transaction relationships, including the purchase and sale of equipment. The Company has no personal, capital, or other relationships with Mr. Yokoyama that represent a conflict of interest.

The Company is not involved with personal, financial, technical, or other types of transactions that might create a conflict of interest with the companies for which outside auditors and their close relatives serve as directors.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(3)	Progress in Implementation of Measures Aimed at Strengthening the Company’s Corporate Governance during the Past Year

Beginning in July 2005, the Company created a section on its Web site for handling inquiries regarding accounting, internal controls, and auditing matters.
7.	Parent Company and Other Matters

Not applicable

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

OPERATING RESULTS AND FINANCIAL POSITION
1.	Results of Operations

(1)	Operations and Results during the Period Under Review

Regarding economic trends overseas during the interim term under review, the U.S. economy showed gradual expansion as personal consumption and private capital investment remained firm. In the European area, economic growth in Russia continued to be stable, but in Western Europe, there were growing signs of economic stagnation owing to weakness in domestic demand in Germany and France. In Asia, although growth rates declined in some areas, overall rates of expansion remained high, especially in China.

The Japanese economy experienced gradual recovery as private consumption began to pick up and private capital investment increased along with the recovery in corporate profitability.

Under these conditions, the Makita Group worked to develop high-value-added products that accurately meet user needs. New products introduced included rechargeable power tools incorporating light, long-lived lithium ion batteries and hammer drills as well as other tools featuring Makita’s original low-vibration designs.

In addition, the Company received permission from the Nagoya District Court on April 11, 2005, to withdraw from its golf course operations, which had been under civil rehabilitation proceedings since September 2004. Accordingly, based on rehabilitation plans confirmed on May 7, 2005, rehabilitation obligations were settled and management rights to the golf course were transferred to Tokyo Tatemono Co., Ltd., as of May 31, 2005.

Regarding consolidated results for the interim period under review, net sales rose 9.5% over the same period of the previous fiscal year, to 106,649 million yen, the first time for sales to exceed 100,000 million yen for an interim period. Sales in Japan rose 5.3%, to 20,029 million yen, as a result of the robust performance of newly introduced rechargeable power tools. Overseas sales expanded 10.5%, to 86,620 million yen, led by expansion in sales in European markets. As a result, overseas sales accounted for 81.2% of net sales for the period.

Examining overseas sales by individual region, sales in Europe were up 14.8%, to 41,802 million yen, while sales in North America expanded 4.8%, to 20,648 million yen. Sales in Asia declined 9.1%, to 8,472 million yen, and sales in other regions increased 21.0%, to 15,698 million yen.

Regarding earnings, the cost to sales ratio improved owing to the impact of a stronger euro. As a special factor, the resolution of the golf course rehabilitation issue was followed by a gain from the sale of this business amounting to 8.5 billion yen. Accordingly, operating income climbed 33.1%, to 25,897 million yen, and income before income taxes increased 31.0%, to 26,504 million yen. Regarding income taxes, the Company recorded an impairment loss on its golf course assets during the fiscal year ended March 31, 2004, and did not recognize any related deferred tax assets. However, accompanying the completion of civil rehabilitation proceedings, the Company recorded the deferred tax assets for the interim period under review. As a consequence, net income for the interim period was nearly double the amount for the interim term of the previous fiscal year and amounted to 25,807 million yen.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(2)	Outlook for the Year Ending March 31, 2006

Regarding the outlook for performance, there are still uncertainties in the operating environment, including the sharp rise in the price of crude oil and concerns about the future course of the U.S. economy.

In view of this outlook, Makita will work to improve its performance through increasing its share in the market for professional power tools, continuing to enhance its global sales and service capabilities, and developing high-value-added products.

As a comprehensive manufacturer of tools for professional use, Makita signed an agreement on September 30, 2005, to acquire the automatic nailer business of Kanematsu-NNK Corp. for a total of 1.6 billion yen as of January 1, 2006, to strengthen its position in the air-pressure power tool business. In acquiring this business, Makita will have no obligations for liabilities related to the issue of Kanematsu-NNK’s falsification of certificates.

In forecasting performance for the fiscal year ending March 31, 2006, we have assumed the following:
•	Competition will intensify in the market for professional power tools, including markets in Japan and North America.

•	Performance in the European market will be stable as the Company sustains its competitiveness.

•	Chinese power tool manufacturers will work to expand their positions in Asian markets.

•	Demand for high-value-added products in the industrialized nations will continue.
Based on these and other factors, Makita has prepared the following performance forecast.
Forecast for the Year Ending March 31, 2006

Yen (million)
For the year ending March 31, 2006

Consolidated Basis:
Net sales	214,000
Operating income	39,000
Income before income taxes	42,000
Net income	36,500

Non-consolidated Basis:
Net sales	101,500
Operating income	12,800
Ordinary profit	19,000
Net income	16,100

Assumptions
1.	The above forecast is based on the assumption of exchange rates of 108 yen to US$1 and 135 yen to 1 Euro for the second half of the year.

The above forecast is based on the assumption of exchange rates of 109 yen to US$1 and 135 yen to 1 Euro for the year ending March 31, 2006.

2.	The forecast for consolidated financial results takes account of the special factors described below, which will have an estimated impact on net income of approximately 13.4 billion yen.
(1)	Gains from the sale of the golf course business following the civil rehabilitation proceedings and disacquisition of the business amount to about 8.5 billion yen in income before income taxes and 11.9 billion yen in net income.

(2)	As of October 1, 2005, UJF Holdings Co., Ltd., and Mitsubishi Tokyo Financial Group Co., Ltd., will merge. The shares of UFJ Holdings that the Company now owns will be exchanged for shares of the newly merging corporation, Mitsubishi UFJ Financial Group Co., Ltd. As a result of this share exchange, unrealized gain will be recognized through income statement and such gain will amount to approximately 2.5 billion yen in income before income taxes and 1.5 billion yen in net income.
3.	As of January 1, 2006, Makita will acquire the automatic nailer business of Kanematsu-NNK. This will result in an increase in net sales on a consolidated and non-consolidated basis of approximately 1 billion yen, a figure that is included the forecasts above. Please note that the impact on overall profitability will not be material.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

     Our forecasts for dividends are as follows:

	For the year ended	For the year ending
	March 31, 2005	March 31, 2006
	(Results)	(Forecast)
Cash dividend per share for the interim period	11 yen (With a special dividend of 2 yen) 36 yen	19 yen (Note 1) (With a special dividend of 10 yen)
Cash dividend per share for the second half	(With a special dividend of 23 yen and 90 year memorial dividend of 4 yen)	(Note 2)
Total cash dividend per share for the year	47 yen (With a special dividend of 25 yen and 90 year memorial dividend of 4 yen)	(Note 2)

Notes
1.	At the meeting of the Board of Directors held today, the decision was made to pay interim dividends of 19 yen per share (payable on November 25, 2005).

2.	The annual dividend, as indicated on page 3, will be set according to the Company’s policy for distribution of earnings, which is to maintain a consolidated dividend payout ratio* of 30% or more. However, as indicated in item 2. in the preceding section on the forecast for performance, there are special factors that will account for about 13.4 billion yen of the figure forecast for consolidated net income. Accordingly, this amount will be deducted from the net income figure used in computing dividends. In addition, the dividend for the second half of the fiscal year will be calculated by deducting the interim dividend from the annual dividend, and the final decision for the dividend will be made at the General Meeting of Shareholders to be held in June 2006.

*	The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income per share (after adjustments for special factors).
FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2.	Cash Flows and Financial Ratios

Total cash and cash equivalents (cash) at the end of the interim period under review totaled 26,293 million yen, up 909 million yen from the end of the same period of the previous year.

(Net Cash Provided by Operating Activities)

Although inventories increased, strong performance, especially in Europe, resulted in net cash from operating activities amounting to 9,349 million yen.

(Net Cash Provided by Investing Activities)

Net cash from investing activities amounted to 6,176 million yen. Although the Company made capital expenditures, principally for metal molds for new products and the construction of new facility at the Okazaki plant, this cash outflow was more than offset by proceeds from the sale of securities.

(Net Cash Used in Financing Activities)

Net cash used in financing activities amounted to 14,540 million yen, as the Company repaid a portion of the deposits of members of the golf course subsidiary undergoing civil rehabilitation and made dividend payments.

Financial Ratios
	As of (year ended) March 31,				As of
	2002	2003	2004	2005	September 30, 2005
Operating income to net sales ratio	3.5%	7.1%	8.0%	16.1%	24.3%
Equity ratio	66.6%	65.5%	69.5%	75.8%	82.1%
Equity ratio based on a current market price	45.1%	43.5%	69.3%	97.1%	110.6%
Debt redemption (years)	1.4	0.8	0.7	0.5	0.2
Interest coverage ratio (times)	20.8	40.4	47.8	28.4	37.7

Definitions
Operating income to net sales ratio: operating income/net sales
Equity ratio: shareholders’ equity/total assets
Equity ratio based on a current market price: total current market value of outstanding shares/total assets
Debt redemption: interest-bearing debt/net cash inflow from operating activities
Interest coverage ratio: net cash inflow from operating activities/interest expense
Notes
1.	All figures are calculated based on a consolidated basis.

2.	The total current market value of outstanding shares is calculated by multiplying the closing market price at the period end by the number of outstanding shares (after deducting the number of treasury stock.)

3.	Interest-bearing debt includes all consolidated balance-sheet debt on which interest payments are made.

4.	The debt redemption period for the interim period is calculated based on an estimate of operating cash flows computed by multiplying operating cash flow for the interim period by two.

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3.	Risk factors

Among the various risk factors that may have an effect on the management performance and financial position of the Makita Group, those that are believed likely to have a material impact on investor judgment are described below.

Note that items referring to the future reflect the Makita Group’s forecasts and assumptions as of September 30, 2005.
(1)	Makita’s sales are affected by the levels of construction activities and capital investments in its markets.

The demand for power tools, Makita’s main products, is affected to a large extent by the levels of construction activities and capital investments in the relevant regions. Generally speaking, the levels of construction activities and capital investment depend largely on the economic conditions in the market. As a result, when economic conditions weaken in the principal markets for Makita’s activities, including Japan, North America, Europe, and Asia, this may have an adverse impact on Makita’s consolidated financial condition and results of operations.

(2)	Geographic concentration of Makita’s main facilities may have adverse effects on Makita’s business activities.

Makita’s principal management functions, including its headquarters, Information system center, and the companies on which it relies on for supplying major parts are located in Aichi Prefecture (“Aichi”), Japan. Makita’s manufacturing facilities in Aichi and Kunshan, Jiangsu Province, China, collectively account for approximately 76% of Makita’s total production volume on a consolidated basis in the interim period under review. Due to this geographic concentration of Makita’s major functions, including plants and other operations in Japan and China, Makita’s performance may be significantly affected by major natural disasters and other catastrophic events, including earthquakes, floods, fires, power outages, and suspension of water supplies. In addition, Makita’s facilities in China may also be affected by changes in political and legal environments, changes in economic conditions, revisions in tariff rates, currency appreciation, labor disputes, power outages resulting from inadequacies in infrastructure, and other factors. In the event that such developments cannot be foreseen or measures taken to alleviate their damaging impact are inadequate, Makita’s consolidated financial condition and results of operations may be adversely affected.

(3)	Makita’s overseas activities and entry into overseas markets entail risks, which may have a material adverse effect on Makita’s business activities.

Makita derives a majority of its sales in markets located outside of Japan, including North America, Europe, Asia, Oceania, the Middle East, and emerging markets such as Russia and Eastern Europe. In the interim period under review, approximately 81.2% of Makita’s consolidated net sales were derived from products sold overseas. The high percentage of overseas sales gives rise to a number of risks. If such risks occur, they may have a material adverse impact on Makita’s consolidated financial condition and results of operations. Such risks include the following:
1.	Unexpected changes in laws and regulations;

2.	Disadvantageous political and economic factors;

3.	The outflow of technical know-how and knowledge due to personnel turnover enabling Makita’s competitors to strengthen their position;

4.	Potentially unfavorable tax systems; and

5.	Terrorism, war, and other factors that lead to social turbulence.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(4)	Environmental or other government regulations may have a material adverse impact on Makita’s business activities.

Makita maintains strict compliance with environmental, commercial, export and import, tax, safety and other regulations that are applicable to its activities in all the countries in which Makita operates. If Makita is unable to continue its compliance with existing regulations or is unable to comply with any new or amended regulations, it may be subject to fines and other penalties and its activities may be significantly restricted. The costs related to compliance with any news or amended regulations may also result in significant increases in overall costs. In any such case, Makita’s consolidated financial condition and results of operations may be adversely affected.

Makita is currently working to achieve compliance with two EU directives announced on February 13, 2003. One of them, entitled “Waste Electrical and Electronic Equipment” (“WEEE”) requires recycling and reproduction of materials of almost all electrical products. The other is “Restriction of the Use of Certain Hazardous Substances” (“RoHS”), which forbids the sale in EU member countries of products containing six toxic substances, namely lead, mercury, cadmium, hexavalent chrome, polybrominated biphenyls, and polysbriominated diphenyl ethers, beginning on July 1, 2006. In order to comply with these directives, especially with RoHS, the cooperation of parts suppliers is essential. Accordingly, Makita has taken a number of steps to comply with this directive, including making requests to suppliers for eliminating such toxic substances in their products and providing guidance to assist them. Makita has also strengthened its systems for inspecting parts as they are delivered. As a result of these measures, at the present time, Makita has now responded almost fully to the requirements of the directives. However, if Makita’s suppliers have not fully shifted to alternative materials and Makita is not able to detect the present of the forbidden substances, then, if these substances are confirmed within the EU, Makita may face a number of risks, including the need to replace the defective parts, conduct recalls, and sustain damage to its brand image. In such cases, Makita’s consolidated financial condition and results of operations may be adversely affected.

(5)	Currency exchange rate fluctuations may adversely affect Makita’s financial results.

The functional currency for all of Makita’s significant foreign operations is the local currency. The results of transactions denominated in local currencies of Makita’s subsidiaries around the world are translated into yen using the average market conversion rate during each financial period. Assets and liabilities denominated in local currencies are converted into yen at the rate prevailing at the end of each financial period. As a result, Makita’s operating results, assets, liabilities and shareholders’ equity are affected by fluctuation in values of the Japanese yen against these local currencies.

Sales denominated in foreign currencies account for approximately 70% of Makita’s consolidated net sales in the interim period under review, and, accordingly, Makita’s operating income is significantly affected by foreign exchange fluctuations.

In an effort to minimize the impact of short-term exchange rate fluctuations between major currencies, mainly the U.S. dollar, the euro, and the yen, Makita engages in hedging transactions. Makita is also increasing the percentage of products that it manufactures in China, which has resulted in an increase in foreign-currency denominated production costs. While Makita believes that such measures may help reduce the impact of some exchange rate fluctuations, it cannot assure you that it will be able to successfully hedge its exchange rate risks. In addition, medium-to-long-term fluctuations of exchange rates may make it difficult for Makita to execute procurement, production, logistics, and sales activities as planned and may have an adverse impact on Makita’s consolidated financial condition and results of operations.

(6)	Fluctuations in stock market prices may adversely affect Makita’s financial statements.

Makita holds certain Japanese equities and equity-linked financial products and records these securities as marketable securities on its consolidated financial statements. The values of these investments are influenced by fluctuations in the quoted market prices. A significant depreciation in the value of these securities will have an adverse impact on Makita’s consolidated financial condition and results of operations.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(7)	If Makita cannot respond to changes in construction method and trends in demand, Makita’s sales may be materially and adversely affected.

In recent years, market trends in demand for various power tools have been changing significantly due to the adoption of new construction methods, especially in Japan. For example, as prefabricated housing construction becomes more common, the use of power tools at construction sites has been decreasing substantially, while demand for fastening tools has increased. If Makita does not or is unable to respond to these to rapid shifts in demand for various power tools, Makita’s sales may decline and this may have an adverse effect on Makita’s consolidated financial condition and results of operations.

(8)	The rapidly growing presence of China-based power tool manufacturers may harm Makita’s sales results.

In recent years, power tool companies in China have expanded their presence in the world market. In particular, in certain markets in Asia where purchasing power is relatively low, competition with power tools made in China has intensified , with respect to lower end products. As the technology of Chinese power tool manufacturers improves, competition in the markets for high-end products for professional use may also intensify. As a result, Makita’s market share consolidated financial condition and results of operations may be adversely affected.

(9)	If Makita is not able to develop attractive products, Makita’s sales activities may be adversely affected.

Makita’s principal competitive strengths are its diverse range of high-quality, high-performance power tools for professional use, and the good reputation of the MAKITA brand, both of which depend in part on Makita’s ability to continue to develop attractive and innovative products that are well received by the market. There is no assurance that Makita will be able to continue to develop such products. If Makita is no longer capable of quickly developing new products that meet the changing needs of the market for high-end, professional users, it may have an adverse impact on Makita’s consolidated financial condition and results of operations.

(10)	If Makita fails to maintain cooperative relationships with significant customers, Makita’s sales may be seriously affected.

Makita has a number of significant customers. If Makita loses these customers and is unable to develop new sales channels to take their place, sales may decline and have an adverse impact on Makita’s business performance and financial position. If major customers of Makita select power tools and other items made in China and sell them under their own brand, this may have an adverse impact on Makita’s consolidated financial condition and results of operations.

(11)	If any of Makita’s suppliers fail to deliver materials or parts required for production as scheduled, Makita’s production activities may be adversely affected.

Makita’s production activities are greatly dependent on the on-schedule delivery of materials and parts from its suppliers. Makita purchases some of its component parts from sole suppliers. There is no assurance that Makita will be able to find alternate suppliers that can provide materials and parts of similar quality and price in a sufficient quantity and in a timely manner. In the event that any of these suppliers cannot deliver the required quality and quantity of parts on schedule, this will have an adverse effect on Makita’s production schedules and cause a delay in Makita’s own product deliveries. This may cause Makita to lose some customers or require Makita to purchase replacement materials or parts from alternate sources at a higher price. Any of these occurrences may have a detrimental effect on Makita’s consolidated financial condition and results of operations.

(12)	When the procurement of raw materials used by the Company becomes difficult or prices of these raw materials rise sharply, this may have an adverse impact on performance.

In manufacturing power tools, Makita Group purchases raw materials and components, including silicon steel plates, aluminum, steel products, copper wire, and electronic parts. When sufficient amounts of these materials and parts are not available for purchase, this may have an impact on the Group’s production schedules. In addition, the rise in crude oil prices in recent years has been a factor leading to increases in the prices of production materials. When these price increases are greater than Makita can absorb by increasing productivity or though other internal efforts and the prices of final products cannot be raised sufficiently, such circumstances may have a detrimental effect on the performance and financial position of the Makita Group.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(13)	Product liability litigation or recalls may harm Makita’s financial statements and reputation.

Makita manufactures a wide range of power tools at factories worldwide according to ISO internationally accepted quality control standards. However, Makita cannot be certain that all of its products will be free of defects nor that if will not be subject to product recalls in the future. A large-scale recall or a substantial product liability suit brought against Makita may result in severe damage to Makita’s brand image and reputation. In addition, a major product recall or product liability lawsuit is likely to be very costly and would require a significant amount of management time and attention. Any of these occurrences may have a major adverse impact on Makita’s consolidated financial condition and results of operations.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of	Increase
	March 31, 2005	September 30, 2005	(Decrease)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	25,384	26,293	909
Time deposits	7,867	4,310	(3,557)
Marketable securities	57,938	53,848	(4,090)
Trade receivables-
Notes	1,687	1,819	132
Accounts	38,997	39,679	682
Less- Allowance for doubtful receivables	(1,178)	(1,025)	153
Inventories	66,003	73,395	7,392
Deferred income taxes	3,831	6,612	2,781
Prepaid expenses and other current assets	7,363	7,403	40

Total current assets	207,892	212,334	4,442

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	17,673	17,437	(236)
Buildings and improvements	51,085	51,948	863
Machinery and equipment	73,356	74,047	691
Construction in progress	790	1,973	1,183

	142,904	145,405	2,501
Less- Accumulated depreciation	(90,080)	(90,363)	(283)

	52,824	55,042	2,218

INVESTMENTS AND OTHER ASSETS:
Investment securities	22,106	23,969	1,863
Deferred income taxes	390	711	321
Other assets	6,692	6,922	230

	29,188	31,602	2,414

	289,904	298,978	9,074

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of	Increase
	March 31, 2005	September 30, 2005	(Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,060	3,962	(5,098)
Trade notes and accounts payable	10,574	11,827	1,253
Accrued payroll	7,695	7,830	135
Club members’ deposits	12,836	—	(12,836)
Accrued expenses and other	12,248	12,454	206
Income taxes payable	5,695	6,002	307
Deferred income taxes	118	61	(57)

Total current liabilities	58,226	42,136	(16,090)

LONG-TERM LIABILITIES:
Long-term indebtedness	88	108	20
Estimated retirement and termination allowances	5,126	5,118	(8)
Deferred income taxes	4,538	3,708	(830)
Other liabilities	887	920	33

	10,639	9,854	(785)

MINORITY INTERESTS	1,399	1,409	10

SHAREHOLDERS’ EQUITY:
Common stock	23,805	23,805	—
Additional paid-in capital	45,430	45,434	4
Legal reserve and retained earnings	163,171	183,802	20,631
Accumulated other comprehensive loss	(9,249)	(3,824)	5,425
Treasury stock, at cost	(3,517)	(3,638)	(121)

	219,640	245,579	25,939

	289,904	298,978	9,074

Note: Accumulated other comprehensive loss as of March 31, 2005 and September 30, 2005 was as follows:

	Yen (millions)
	As of	As of
	March 31, 2005	September 30, 2005
Foreign currency translation adjustments	(14,486)	(11,481)
Net unrealized holding gains on available-for-sale securities	6,680	9,103
Minimum pension liability adjustment	(1,443)	(1,446)

Total accumulated other comprehensive loss	(9,249)	(3,824)

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Yen (millions)
	For the six months ended		For the six months ended		Increase		For the year ended
	September 30, 2004		September 30, 2005		(Decrease)		March 31, 2005
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
NET SALES	97,430	100.0	106,649	100.0	9,219	9.5	194,737	100.0
Cost of sales	56,375	57.9	61,554	57.7	5,179	9.2	113,323	58.2

GROSS PROFIT	41,055	42.1	45,095	42.3	4,040	9.8	81,414	41.8
Selling, general, administrative and other expenses	21,591	22.1	19,198	18.0	(2,393)	(11.1)	50,016	25.7

OPERATING INCOME	19,464	20.0	25,897	24.3	6,433	33.1	31,398	16.1

OTHER INCOME
(EXPENSES) :
Interest and dividend income	535	0.5	548	0.5	13	2.4	1,157	0.6
Interest expense	(293)	(0.3)	(233)	(0.2)	60	(20.5)	(588)	(0.3)
Exchange gains (losses) on foreign currency transactions, net	(81)	(0.1)	4	0.0	85	—	37	0.0
Realized gains on securities, net	223	0.2	360	0.3	137	61.4	453	0.2
Other, net	390	0.5	(72)	(0.0)	(462)	(118.5)	161	0.1

Total	774	0.8	607	0.6	(167)	(21.6)	1,220	0.6

INCOME BEFORE INCOME TAXES	20,238	20.8	26,504	24.9	6,266	31.0	32,618	16.7

PROVISION FOR INCOME TAXES:
Current	5,175	5.3	6,419	6.0	1,244	24.0	10,071	5.2
Deferred	2,110	2.2	(5,722)	(5.3)	(7,832)	(371.2)	411	0.1

Total	7,285	7.5	697	0.7	(6,588)	(90.4)	10,482	5.3

NET INCOME	12,953	13.3	25,807	24.2	12,854	99.2	22,136	11.4

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Yen (millions)
	For the six months ended	For the six months ended
	September 30, 2004	September 30, 2005
COMMON STOCK:
Beginning balance	23,803	23,805

Ending balance	23,803	23,805

ADDITIONAL PAID-IN CAPITAL:
Beginning balance	45,421	45,430
Gain on sales of treasury stock	2	4

Ending balance	45,423	45,434

LEGAL RESERVE AND RETAINED EARNINGS:
LEGAL RESERVE:
Beginning balance	144,488	163,171
Cash dividends	(1,871)	(5,176)
Net income	12,953	25,807

Ending balance	155,570	183,802

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Beginning balance	(17,048)	(9,249)
Other comprehensive income for the period	7,356	5,425

Ending balance	(9,692)	(3,824)

TREASURY STOCK, at cost:
Beginning balance	(3,316)	(3,517)
Purchases	(70)	(123)
Sales	3	2

Ending balance	(3,383)	(3,638)

TOTAL SHAREHOLDERS’ EQUITY	211,721	245,579

DISCLOSURE OF COMPREHENSIVE INCOME:
Net income for the period	12,953	25,807
Other comprehensive income for the period, net of tax	7,356	5,425

Total comprehensive income for the period	20,309	31,232

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Yen (millions)
	For the six months ended	For the six months ended
	September 30, 2004	September 30, 2005
Net cash provided by operating activities	9,090	9,349
Net cash provided by (used in) investing activities	(6,437)	6,176
Net cash used in financing activities	(2,211)	(14,540)
Effect of exchange rate changes on cash and cash equivalents	510	(76)

Net change in cash and cash equivalents	952	909
Cash and cash equivalents, beginning of period	24,576	25,384

Cash and cash equivalents, end of period	25,528	26,293

SIGNIFICANT ACCOUNTING POLICIES
1.	Scope of consolidation and equity method

Consolidated subsidiaries: 45 consolidated subsidiaries Major subsidiaries are as follows:
Makita U.S.A. Inc., Makita Corporation of America, Makita (U.K.) Ltd.,

Makita Manufacturing Europe Ltd. (U.K.), Makita Werkzeug GmbH (Germany),

Dolmar GmbH (Germany), Makita S.p.A. (Italy), Makita Oy (Finland), Makita (China) Co., Ltd.,

Makita (Kunshan) Co., Ltd. (China), etc.
2.	Change in scope of consolidation and equity method

Consolidation: (Newly included) 2:	Makita EU S.R.L. Makita Ukraine LLC	(in Romania) (in Ukraine)
Consolidation: (Excluded) 1:	Joyama Kaihatsu Ltd.	(in Japan)
3.	Consolidated Accounting Policies (Summary)

Consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.
(1)	Marketable and Investment Securities

The Company conforms with SFAS No.115 “Accounting for Certain Investments in Debt and Equity Securities”.

(2)	Inventories

Inventories are stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

(3)	Property, Plant and Equipment and Depreciation

Depreciation of property, plant and equipment is computed by using the declining-balance method over the estimated useful lives.

(4)	Income Taxes

Provision is made currently for income taxes applicable to all items of revenue and expense included in the consolidated financial statements regardless of when such items are taxable or deductible. The Company conforms with SFAS No.109, “Accounting for Income Taxes”.

(5)	Pension Plans

The Company conforms with SFAS No.87, “Employer’s Accounting for Pensions”, in accounting for retirement and termination benefit plans.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(6)	Earnings Per Share

The Company conforms with SFAS No.128, “Earnings per Share”. SFAS No.128 requires dual presentation of basic and diluted net income per share.

(7)	Impairment of Long-Lived Assets

The Company conforms with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, effective April 1, 2002.

(8)	Derivative Financial Instruments

The Company conforms with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, and amendment of SFAS No. 133” and No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.”

(9)	Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(10)	Revenue Recognition

In accordance with Staff Accounting Bulletin No. 104, the Company and its consolidated subsidiaries recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed or determinable and collectibility is reasonably assured.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

OPERATING SEGMENT INFORMATION

Six months ended September 30, 2004

	Yen (millions)
							Corporate and
		North					elimi-	Consoli-
	Japan	America	Europe	Asia	Other	Total	nations	dated
Sales:
(1) External customers	25,836	19,778	36,652	3,795	11,369	97,430	—	97,430
(2) Intersegment	23,432	1,956	2,992	16,945	103	45,428	(45,428)	—

Total	49,268	21,734	39,644	20,740	11,472	142,858	(45,428)	97,430

Operating expenses	37,900	20,784	34,887	18,276	10,574	122,421	(44,455)	77,966
Operating income	11,368	950	4,757	2,464	898	20,437	(973)	19,464

Six months ended September 30, 2005

	Yen (millions)
							Corporate and
		North					elimi-	Consoli-
	Japan	America	Europe	Asia	Other	Total	nations	dated
Sales:
(1) External customers	25,874	20,798	42,218	4,197	13,562	106,649	—	106,649
(2) Intersegment	25,208	1,589	3,433	19,601	96	49,927	(49,927)	—

Total	51,082	22,387	45,651	23,798	13,658	156,576	(49,927)	106,649

Operating expenses	35,779	21,818	39,791	20,775	12,171	130,334	(49,582)	80,752
Operating income	15,303	569	5,680	3,023	1,487	26,242	(345)	25,897

For the year ended March 31, 2005

	Yen (millions)
							Corporate and
		North					elimi-	Consoli-
	Japan	America	Europe	Asia	Other	Total	nations	dated
Sales:
(1) External customers	50,955	38,607	75,864	7,378	21,933	194,737	—	194,737
(2) Intersegment	47,786	3,583	5,802	34,937	168	92,276	(92,276)	—

Total	98,741	42,190	81,666	42,315	22,101	287,013	(92,276)	194,737

Operating expenses	82,826	40,580	71,541	37,389	21,146	253,482	(90,143)	163,339
Operating income	15,915	1,610	10,125	4,926	955	33,531	(2,133)	31,398

Note: Segment information is determined by the location of the Company and its relevant subsidiaries.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

MARKETABLE SECURITIES AND INVESTMENT SECURITIES
1. Available-for-sale securities
As of March 31, 2005

	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount
Marketable securities:
Equity securities	1,403	1,129	—	2,532	2,532
Debt securities	5,680	152	1	5,831	5,831
Funds in trusts and investments in trusts	48,391	1,098	14	49,475	49,475

	55,474	2,379	15	57,838	57,838

Investment securities:
Equity securities	8,427	9,481	7	17,901	17,901
Debt securities	1,594	20	—	1,614	1,614
Investments in trusts	645	94	—	739	739

	10,666	9,595	7	20,254	20,254

As of September 30, 2005

	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount
Marketable securities:
Equity securities	1,530	2,116	—	3,646	3,646
Debt securities	8,462	129	—	8,591	8,591
Funds in trusts and investments in trusts	39,107	1,316	12	40,411	40,411

	49,099	3,561	12	52,648	52,648

Investment securities:
Equity securities	8,249	12,395	10	20,634	20,634
Debt securities	42	—	—	42	42
Investments in trusts	666	76	—	742	742

	8,957	12,471	10	21,418	21,418

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2.     Held-to-maturity securities
As of March 31, 2005

	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount
Marketable securities:
Debt securities	100	—	—	100	100

Investment securities:
Debt securities	1,852	4	5	1,851	1,852

As of September 30, 2005

	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount
Marketable securities:
Debt securities	1,200	—	—	1,200	1,200

Investment securities:
Debt securities	2,551	2	42	2,511	2,551

DERIVATIVES TRANSACTIONS
The publication is omitted in order to be disclosed by EDINET.
NET SALES BY PRODUCT CATEGORIES

	Yen (millions)
	For the six months ended		For the six months ended		For the year ended
	September 30, 2004		September 30, 2005		March 31, 2005
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Finished goods	81,982	84.1%	90,605	85.0%	163,579	84.0
Parts, repairs and accessories	15,448	15.9%	16,044	15.0%	31,158	16.0

Total net sales	97,430	100.0%	106,649	100.0%	194,737	100.0

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

OVERSEAS SALES BY PRODUCT CATEGORIES

	Yen (millions)
	For the six months ended		For the six months ended		For the year ended
	September 30, 2004		September 30, 2005		March 31, 2005
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Finished goods	67,358	85.9%	74,928	86.5%	133,380	85.9
Parts, repairs and accessories	11,044	14.1%	11,692	13.5%	21,978	14.1

Total overseas sales	78,402	100.0%	86,620	100.0%	155,358	100.0

EARNINGS PER SHARE

	Yen
	As of	As of	As of
	September 30, 2004	September 30, 2005	March 31, 2005

Shareholders’ equity per share	1,471.81	1,708.67	1,527.64

	Yen
	For the six months ended	For the six months ended	For the year ended
	September 30, 2004	September 30, 2005	March 31, 2005

Net income per share:
Basic	90.03	179.52	153.89
Diluted	86.97	—	148.76

A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

	Yen (million)
	For the six months ended	For the six months ended	For the year ended
	September 30, 2004	September 30, 2005	March 31, 2005

Net income available to common shareholders	12,953	25,807	22,136
Effect of dilutive securities:
1.5% unsecured convertible bonds, due 2005	60	—	117

Diluted net income	13,013	25,807	22,253

		Shares

Weighted average common shares outstanding	143,874,488	143,757,513	143,844,383
Dilutive effect of:
1.5% unsecured convertible bonds, due 2005	5,749,811	—	5,748,927

Diluted common shares outstanding	149,624,299	143,757,513	149,593,310

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

SUPPORT DOCUMENTATION (CONSOLIDATION)
1.    Consolidated results and forecast

	Yen (millions)
	For the six months ended			For the six months ended			For the six months ended
	September 30, 2003			September 30, 2004			September 30, 2005
	(Results)			(Results)			(Results)
	(Amount)		(%)	(Amount)		(%)	(Amount)		(%)
Net sales	91,757		4.7	97,430		6.2	106,649		9.5
Domestic	19,244		(0.1)	19,028		(1.1)	20,029		5.3
Overseas	72,513		6.0	78,402		8.1	86,620		10.5
Operating income	9,247		47.5	19,464		110.5	25,897		33.1
Income before income taxes	9,894		123.7	20,238		104.5	26,504		31.0
Net income	4,981		58.8	12,953		160.0	25,807		99.2
EPS (Yen)		34.25			90.03			179.52
Cash dividend per share (Yen)		9.00			11.00			19.00
Dividend payout ratio (%)		26.3			12.2			10.6
Employees		8,471			8,598			8,557

	Yen (millions)
	For the year ended			For the year ending
	March 31, 2005			March 31, 2006
	(Results)			(Forecast)
	(Amount)		(%)	(Amount)		(%)
Net sales	194,737		5.8	214,000		9.9
Domestic	39,379		0.6	41,000		4.1
Overseas	155,358		7.2	173,000		11.4
Operating income (Note 2)	31,398		113.6	39,000		24.2
Income before income taxes (Note 2)	32,618		101.7	42,000		28.8
Net income (Note 2)	22,136		187.8	36,500		64.9
EPS (Yen) (Note 2)		153.89			253.96
Cash dividend per share (Yen)		47.00			—
Dividend payout ratio (%)		30.5			—
Employees		8,560			—

Notes:	1. The table above shows the change in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the previous year.

2. After taking account of the special circumstances mentioned in footnote 2. on page 9, the forecasts for Operating income, Income before income taxes, Net income, and Net income per share are as follows:

Operating income for the year ending March 31, 2006:	30.5 billion yen
Income before income taxes for the year ending March 31, 2006:	31.0 billion yen
Net income for the year ending March 31, 2006:	23.1 billion yen
Net income per share for the year ending March 31, 2006:	Approximately 160 yen

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2. Consolidated net sales by geographic area

	Yen (millions)
	For the six months ended		For the six months ended		For the six months ended
	September 30, 2003		September 30, 2004		September 30, 2005
	(Results)		(Results)		(Results)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Japan	19,244	(0.1)	19,028	(1.1)	20,029	5.3
North America	22,085	(8.7)	19,697	(10.8)	20,648	4.8
Europe	32,085	19.4	36,415	13.5	41,802	14.8
Asia	7,314	1.9	9,320	27.4	8,472	(9.1)
Other regions	11,029	8.8	12,970	17.6	15,698	21.0
Total	91,757	4.7	97,430	6.2	106,649	9.5

Note:	The table above sets forth Makita’s consolidated net sales by geographic area based on customers location for the periods presented.
3. Exchange rates

	Yen
	For the six months ended	For the six months ended	For the six months ended
	September 30, 2003	September 30, 2004	September 30, 2005
	(Results)	(Results)	(Results)

Yen/U.S. Dollar	118.07	109.80	109.52
Yen/Euro	133.51	133.28	135.61

	Yen
	For the six months ending March 31, 2006	For the year ending March 31, 2006
	(Forecast)	(Forecast)

Yen/U.S. Dollar	108	109
Yen/Euro	135	135

4. Sales growth in local currency basis (major countries)

For the six months ended September 30, 2005
(Results)

U.S.A.	4.7%
Germany	6.8%
U.K.	7.9%
France	20.8%
China	3.0%
Australia	(6.9%)

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

5.    Production ratio (unit basis)

	For the six months ended	For the six months ended	For the six months ended
	September 30, 2003	September 30, 2004	September 30, 2005
	(Results)	(Results)	(Results)
Domestic	34.7%	31.6%	28.9%
Overseas	65.3%	68.4%	71.1%

6.    Consolidated capital expenditures, depreciation and amortization, and R&D cost

	Yen (millions)
	For the six months ended	For the six months ended	For the six months ended	For the year ending
	September 30, 2003	September 30, 2004	September 30, 2005	March 31, 2006
	(Results)	(Results)	(Results)	(Forecast)
Capital expenditures	2,270	2,071	4,856	11,800
Depreciation and amortization	4,330	2,664	2,658	5,400
R&D cost	1,954	2,048	2,148	4,300

7.    Consolidated cash flow

	Yen (millions)
	For the six months ended	For the six months ended	For the six months ended
	September 30, 2003	September 30, 2004	September 30, 2005
	(Results)	(Results)	(Results)
Net cash provided by operating activities	11,696	9,090	9,349
Net cash provided by (used in) investing activities	(4,994)	(6,437)	6,176
Net cash used in financing activities	(4,938)	(2,211)	(14,540)

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language